

Mail Stop 3720

January 4, 2011

Via U.S. Mail and Fax
Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane, Suite 517
Carson City, Nevada 89706

> **Re: Tactical Air Defense Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 19, 2010**
> **File No. 333-79405**

Dear Mr. Korybut:

We note that your financial statements for the years ended December 31, 2009 and 2008 were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Alexis Korybut
Tactical Air Defense Services, Inc.
January 4, 2011
Page 2

Accordingly, please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose and clearly state that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C.

* * * *

Please advise us as to how you intend to address this matter by no later than January 11, 2011. If you have any questions, please call Joe Cascarano, Staff Accountant, at (202) 551-3376.

Sincerely,

Carlos Pacho
Senior Assistant Chief Accountant